EXHIBIT 12

HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Six Months Ended June 30,	2016	2015
	(dollars are in millions)
Loss from continuing operations	$(200)	$(213)
Income tax benefit	(119)	(228)
Loss from continuing operations before income tax expense	(319)	(441)
Fixed charges:
Interest expense	306	487
Interest portion of rentals(1)	2	2
Total fixed charges	308	489
Total earnings from continuing operations as defined	$(11)	$48
Ratio of earnings to fixed charges	(.04)	.10
Preferred stock dividends(2)	$100	$97
Ratio of earnings to combined fixed charges and preferred stock dividends	(.03)	.08

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.